UNIVESCO, INC.

2800 N. Dallas Parkway
Suite 100
Plano, Texas 75093-5994
972/836-8000
972/836-8015 Fax

	November 6, 2007
Linda Van Doorn
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Amrecorp Realty Fund III
Form 10-K fiscal year ended December 31, 2006
SEC File No. 033-00152

Dear Ms. Van Doorn,

We are in receipt of your letter dated October 29, 2007 requesting information about our last filed 10-K. The following should directly answer your questions:

Item 1:	General.  Pursuant to Release no. 33-8591: Securities Offering Reform,
future filings will include the risk factor disclosures as outlined in Item 503 of Regulation S-K.

Item 2:	Item 7 MDA.  We shall in future filings address the issue of critical accounting estimates such as fixed asset useful life and estimated accruals.

Item 3:	Controls and procedures The was an not intended to state as of.  We will with all future filings change Item 9A to read Based on their most recent evaluation, which was completed December 31, 20XX...

Item 4:	Certifications.  For all future filings the certifications will conformto the  exact form as outlined in  Item 601(B)(31)(i)of Regulation S-K.

The partnership acknowledges that:
The partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
The partnership may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments, please contact the undersigned at 972 836 8010.

Thank you for you assistance.

Sincerely,

/s/ Paul M  Ivanoff
Paul Ivanoff
Treasurer Univesco, Inc.
Management Agent